Exhibit 99.1
                           GULFMARK OFFSHORE, INC.


                                PRESS RELEASE

                             FOR IMMEDIATE RELEASE


     HOUSTON, TX., July 2, 2001 -- GulfMark Offshore, Inc. (NASDAQ:GMRK) today announced that it closed the previously announced acquisition of Sea Truck Holding AS. The purchase price was approximately $61.8 million consisting of $38.6 million in cash and the assumption of $23.2 million in Sea Truck debt.

     GulfMark Offshore, Inc. provides marine transportation services to the energy industry through a fleet of forty-nine (49) offshore support vessels including the Sea Truck acquisition, primarily in the North Sea, offshore Southeast Asia, Brazil and West Africa.


Contact:     Edward A. Guthrie, Executive Vice President & CFO
             (713) 963-9522


This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 which involve known and unknown risk, uncertainties and other factors. Among the factors that could cause actual results to differ materially are: prices of oil and gas and their effect on industry conditions; industry volatility; fluctuations in the size of the offshore marine vessel fleet in areas where the Company operates; changes in competitive factors; delay or cost overruns on construction projects; and other material factors that are described from time to time in the Company's filings with the SEC. Consequently, the forward-looking statements contained herein should not be regarded as representations that the projected outcomes can or will be achieved.

                               2